UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-12504

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

THE MACERICH
PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2019

WITH

INDEPENDENT AUDITORS’ REPORT
AND SUPPLEMENTAL INFORMATION

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm, Baker Tilly Virchow Krause, LLP
Exhibit 23.2 — Consent of Independent Registered Public Accounting Firm, Windes, Inc

Note: Other schedules required by 29 CFR 2520. 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1914 (“ERISA”) have been omitted because they are not applicable.

Reports of Independent Registered Public Accounting Firms

To the Audit Committee of Macerich Property Management Company, and the Plan Administrator, and Plan participants of the Macerich Property Management Company 401(k) Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Macerich Property Management Company 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2019, and the related statement of changes in net assets available for benefits for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. The financial statements of the Plan as of December 31, 2018, were audited by other auditors whose report, dated June 18, 2019, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2019.

Plano, Texas

May 29, 2020

Reports of Independent Registered Public Accounting Firms (Continued)

To the Administrative Committee of
The Macerich Property Management Company 401(k) Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2018. In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based upon our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Windes, Inc.

We have served as the Plan’s auditor since 2005.

Long Beach, California
June 18, 2019

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	December 31,
	2019	2018
ASSETS
INVESTMENTS
Investments at fair value	$154,461,553	$124,578,531
Investments at contract value	10,239,014	10,069,721
	164,700,567	134,648,252

RECEIVABLES
Notes receivable from participants	1,432,616	1,203,411
Employer contribution	225,508	226,432
	1,658,124	1,429,843

NET ASSETS AVAILABLE FOR BENEFITS	$166,358,691	$136,078,095

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$24,976,949
Dividends	5,054,277
Interest	344,144
30,375,370

Interest income on notes receivable from participants	72,696

Contributions:
Participants	6,574,620
Employer	3,342,099
Rollovers	919,972
10,836,691

Total Additions	41,284,757

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	10,672,758
Administrative expenses	331,403
Total Deductions	11,004,161

NET INCREASE IN NET ASSETS	30,280,596

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	136,078,095

END OF YEAR	$166,358,691

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1:  DESCRIPTION OF THE PLAN

The following description of The Macerich Property Management Company 401(k) Profit-Sharing Plan (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document.  The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code.  In accordance with adopting these provisions, the Company makes matching contributions equal to 100 percent of the first three of compensation deferred by a participant and 50 percent of the next two of compensation deferred by a participant.

On November 6, 2017, the Plan was amended, effective as of January 1, 2018, to provide for voluntary deferral increases and allow for forfeitures in the Plan to be used to fund safe harbor matching contributions.

On November 14, 2019, the Plan was amended, effective as of January 1, 2020, to provide for partial loan repayments as well as to update hardship withdrawal provisions.

Administration

The Company is the Plan Administrator (as defined in ERISA). The Company has designated an Administrative Committee (the “Committee” and the “Trustees”). Among other duties, it is the responsibility of the Committee to select and monitor the performance of investments, the Plan custodian, the Plan third-party record keeper, and other service providers to the Plan; and to maintain certain administrative records. The Committee has engaged a third party, MassMutual Retirement Services ("MassMutual"), to provide recordkeeping and administrative services. The Committee has entered into a Retirement Plan Consulting Services Agreement with UBS Retirement Plan Consulting Services Program to provide investment advisory services to the Plan. The Committee has engaged Mesirow to provide investment management services in connection with the asset allocation models in the Plan.

Employee Participation and Eligibility

All full-time and part-time employees of the Company may enter the Plan immediately following his or her satisfaction of the eligibility requirements. Temporary employees are eligible once the employee completes twelve consecutive months of employment during which the employee provides at least 1,000 hours of service, and is not covered by a collective bargaining agreement as to which retirement benefits are the subject of good faith bargaining.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
(CONTINUED)

NOTE 1:  DESCRIPTION OF THE PLAN (CONTINUED)

Contributions

Each year, participants may defer pre-tax or after-tax Roth contributions up to 50 percent of their compensation, as defined in the Plan and subject to certain limitations set forth in the Code.  The Company provides matching contributions, under the Safe Harbor arrangement described above.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans (rollovers).  Participants direct the investment of their contributions and company matching contributions into various investment options offered by the Plan, as further discussed in Note 3.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s Safe Harbor matching contribution, and Plan earnings; and charged with any withdrawals or distributions requested by the participant, investment losses, and an allocation of administrative expenses that are paid by the Plan, if applicable.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Provisions

Participant accounts, including salary deferrals and Safe Harbor matching contributions, are 100 percent vested at all times.

Notes Receivable From Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The notes are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one at issuance, as defined by the Plan document.  Notes issued during 2019 bear interest at rates ranging from 5.75% to 6.50%. All notes issued during 2018 bear interest at rates ranging from 5.50% to 6.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed five years. A participant applying for a note through the Plan will be charged a $125 processing fee.  The processing fee is nonrefundable and will be used to offset the administrative expenses associated with the note.  The fee will be deducted from the participant’s Plan account at the time his or her note request is processed.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  Upon reaching 59 ½ years of age, a participant shall be entitled to make in-service withdrawals of the participant’s account in the form of a lump-sum payment.

The Plan also permits hardship withdrawals which meet a hardship purpose of immediate and heavy financial need as provided in the Plan document. Hardship withdrawals may be subject to certain income tax penalties.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
(CONTINUED)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the guaranteed interest contract, which is valued at contract value).  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Committee determines the Plan's valuation policies utilizing information provided by the investment advisors, consultants and insurance company.  The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Administrative expenses that are not paid by the Plan are paid by the Company and excluded from these financial statements. Administrative expenses paid by the Plan for the year ended December 31, 2019 were $331,403. This consisted of $11,993 of direct participant expenses and $319,410 paid to MassMutual to cover the Plan’s recordkeeping, advisor and investment manager expenses.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
(CONTINUED)

NOTE 3:  INVESTMENTS

The Plan allows participants to allocate their accounts among several investment options.  These options include numerous registered investment companies, a guaranteed interest contract and the Macerich Company Common Stock Fund.  Participants may change their investment elections daily for both existing account balances and future contributions.

The Macerich Company Common Stock Fund allows participants the ability to participate in the ownership of their employer’s common stock.  Participants are not allowed to allocate more than 25 percent of a participant’s account balance and/or deferrals to this investment.  For liquidity purposes, a portion of this fund may be invested in a money market account classified as a registered investment company. Total funds invested in the common stock were $1,949,896 and $2,226,713 at December 31, 2019 and 2018, respectively. Total funds invested in money market accounts were $96,024 and $154,645 at December 31, 2019 and 2018, respectively.

NOTE 4:  FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1                                                       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:
◦quoted prices for similar assets or liabilities in active markets;
◦quoted prices for identical or similar assets or liabilities in inactive markets;
◦inputs other than quoted prices that are observable for the asset or liability; and
◦inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2019 and 2018.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.  The Macerich Company Common Stock Fund is valued at the NAV at year-end, based upon (1) the quoted market price of the Company common stock shares held at year-end, and, (2) the NAV of the quoted market price of the money market fund shares held at year-end, which together comprise the Macerich Company Common Stock Fund.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$152,415,633	$—	$—	$152,415,633
Macerich Company Common
Stock Fund	2,045,920	—	—	2,045,920
Total Assets	$154,461,553	$—	$—	$154,461,553

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$122,197,173	$—	$—	$122,197,173
Macerich Company Common
Stock Fund	2,381,358	—	—	2,381,358
Total Assets	$124,578,531	$—	$—	$124,578,531

NOTE 5:  FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT
In September 2015, the Plan entered into a benefit-responsive investment contract with MassMutual Core Bond Separate Investment Account (the “SAGIC”). The SAGIC, a traditional guaranteed investment contract, maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed interest contract issuer is contractually obligated to repay the principal and interest earned at a specified interest rate that is guaranteed to the Plan.
The guaranteed investment contract is fully benefit-responsive, and as such contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract was $10,405,062 and $9,675,271 at December 31, 2019 and 2018, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Average Yields	2019	2018
Based on actual earnings	3.4%	3.6%
Based on interest rate credited to participants	3.4%	3.6%

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
(CONTINUED)

NOTE 5:  FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT (CONTINUED)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) complete or partial termination of the Plan, (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs. The guaranteed interest contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The guaranteed interest contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The Plan administrator does not believe that any events have occurred which would limit the Plan’s ability to transact at contract.

NOTE 6:  RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Company common stock through the Macerich Company Common Stock Fund.  These are related-party and party-in-interest transactions. The Plan held common stock shares valued at $1,949,896 and $2,226,713 at December 31, 2019 and 2018, respectively.

The Macerich Company Common Stock Activity
	2019	2018
Shares purchased	23,845	1,530
Shares sold	2,861	8,499
Shares held as of December 31	72,433	51,449

Notes receivable from participants also qualify as party-in-interest transactions.

As described in Note 1, the Plan has a number of services providers.  Such parties are parties-in-interest under ERISA. Certain Plan investments are managed by MassMutual.  MassMutual is the record-keeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.  MassMutual provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement ("MSA") between the Company and MassMutual.

All transactions are exempt from the prohibited transaction rules under ERISA.

NOTE 7:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8:  TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 10, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the 2016 determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018
(CONTINUED)

NOTE 9:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$166,358,691	$136,078,095
Less employer contribution receivable	(225,508)	(226,432)
Net assets available for benefits per Form 5500	$166,133,183	$135,851,663

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2019 to Form 5500:

Employer contributions per the financial statement	$3,342,099
Add employer contribution receivable as of December 31, 2018	226,432
Less employer contribution receivable as of December 31, 2019	(225,508)
Employer contribution per Form 5500	$3,343,023

NOTE 10:  RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 11:  SUBSEQUENT EVENTS

Effective January 1, 2020, the Plan was restated to incorporate all prior amendments.

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic. The COVID-19 pandemic has resulted in economic uncertainty and extreme volatility in financial markets, and may continue to affect the value of Plan assets. The duration and ultimate impact of COVID-19 is uncertain and difficult to assess or predict.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Plan was operationally amended to implement certain changes provided for under the CARES Act including allowing certain eligible individuals to a) receive coronavirus-related distributions; b) temporarily take out notes of a maximum of $100,000; c) delay certain participant note repayments for up to one year; and d) temporarily suspend required minimum distributions.

Effective May 1, 2020, the Plan was operationally amended to allow for loan refinancing.

Written amendments to the Plan to incorporate these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

No other subsequent events were identified through May 29, 2020, the date the financial statements were available to be issued.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
SCHEDULE H, ITEM 4I
SCHEDULE OF ASSETS (HELD AT YEAR-END)
EIN 95-4853294 PLAN NO. 001
DECEMBER 31, 2019

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock Fund
*	The Macerich Company	Common Stock (72,433 shares)	**	$1,949,896
	Fidelity Investments	Fidelity Institutional Money Market Funds Government Institutional Class	**	96,024
				2,045,920
	Registered Investment Companies
	American Funds	American Funds EuroPacific Growth - R6	**	6,938,073
	American Funds	American Funds New Perspective Fund	**	5,134,556
	Cohen & Steers	Cohen & Steers Real Estate Securities - A	**	3,415,345
	Columbia Mgmt Investment Advisors LLC	Columbia U.S. Government Mortgage	**	6,286,144
	Fidelity Investments	Fidelity Blue Chip Growth	**	15,810,694
	Janus Capital Mgmt, LLC	Janus Enterprise - T	**	10,153,671
	JPMorgan Investment Mgmt, Inc.	JPMorgan Small Cap Equity - R5	**	4,581,126
	Legg Mason	Western Asset Core Bond I	**	7,378,873
*	Massachusetts Financial Services Co.	MFS Total Return - R4	**	4,846,704
	Oppenheimer Funds, Inc.	Oppenheimer International Diversified - A	**	6,814,497
	PGIM Inc.	Prudential Global Total Return	**	2,897,118
	Putnam Investment Mgmt, Inc.	Putnam Equity Income - A	**	12,011,054
	The Vanguard Group, Inc.	Vanguard 500 Index	**	14,225,060
	The Vanguard Group, Inc.	Vanguard Real Estate Index	**	2,015,276
	The Vanguard Group, Inc.	Vanguard Target Retirement 2020	**	4,281,568
	The Vanguard Group, Inc.	Vanguard Target Retirement 2030	**	10,989,191
	The Vanguard Group, Inc.	Vanguard Target Retirement 2040	**	5,792,076
	The Vanguard Group, Inc.	Vanguard Target Retirement 2050	**	4,805,977
	The Vanguard Group, Inc.	Vanguard Target Retirement 2060	**	847,432
	The Vanguard Group, Inc.	Vanguard Target Retirement Income	**	1,030,775
	The Vanguard Group, Inc.	Vanguard Total International Index	**	5,090,873
	The Vanguard Group, Inc.	Vanguard Total Stock Market Index	**	6,460,107
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index	**	5,989,531
	Victory Capital Management Inc.	Victory Sycamore Established Value	**	4,619,912
				152,415,633
	Guaranteed Investment Contract
*	Massachusetts Mutual Life Insurance Company	SAGIC Core Bond	**	10,239,014

*	Participant notes	Interest rates at 4.25% to 6.50%, various maturities	- 0 -	1,432,616

				$166,133,183
*Indicates a party-in-interest
**Cost omitted for participant-directed investments

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2019, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consents of Baker Tilly Virchow Krause, LLP and Windes, Inc. with respect to the annual financial statements of the Plan are filed as Exhibit 23.1 and Exhibit 23.2, respectively, to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on May 29, 2020, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT

COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ Olivia Leigh
Olivia Leigh, Trustee

By:	/s/ Cory Scott
Cory Scott, Trustee

By:	/s/ Chris Zecchini
Chris Zecchini, Trustee

Exhibit Index

Exhibit Number	Description
23.1*	Consent of Baker Tilly Virchow Krause, LLP
23.2*	Consent of Windes, Inc.

* Filed herewith